Exhibit 99.1

JOEL S. LAWSON IV
2040 Grubbs Mill Road
Berwyn, PA 19312

May 14th , 2013

BY E-MAIL, FACSIMILE AND EXPRESS MAIL

Anchor Bancorp
601 Woodland Square Loop SE Lacey, WA 98503
Attention:  Eileen Sterling
Corporate Secretary

Dear Ms. Sterling:

Joel S. Lawson IV (the “Proposing Shareholder”) is submitting the attached resolution and supporting statement for inclusion in the proxy statement of Anchor Bancorp (the “Company”) for the 2013 annual meeting of shareholders of the Company and any adjournments, postponements, reschedulings or continuations thereof (the “2013 Annual Meeting”) or any other meeting of shareholder held in lieu thereof. The resolution and supporting statement attached hereto as Exhibit A requests that the Board of Directors immediately engage the services of a nationally-recognized investment banking firm to evaluate available strategic alternatives to maximize shareholder value, including, but not limited to a sale of the Company as a whole, merger, or other transaction for all or substantially all assets of the Company, in a manner that is consistent with applicable regulatory restrictions and requirements, including obtaining consent from the Washington State Department of Financial Institutions, as needed.

As of the date hereof, the Proposing Shareholder is the beneficial owner of 145,411 shares of common stock, par value $0.01 per share, of the Company (the “Shares”) and intends to hold such shares through the date of the 2013 Annual Meeting. Enclosed please find a printout of a fax letter I have received from E*Trade Securities attached hereto as Exhibit B, which confirms that at the time of making this proposal the Proposing Shareholder continuously held at least $2,000 in market value of the Company’s securities entitled to be voted on the proposal for at least one year.

A representative of the Proposing Shareholder will appear in person or by proxy to bring the resolution before the 2013 Annual Meeting. Of course, the Proposing Shareholder would be pleased if the Company would waive this requirement.

This notice is submitted in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, as amended. The attached resolution and supporting statement are requested to be included in the Company’s proxy material for its next annual meeting of shareholders. Should you have any questions regarding this matter, please do not hesitate to contact me at (610) 306-3123.

Sincerely, /s/ Joel S. Lawson IV Joel S. Lawson IV

Exhibit A

Shareholder Proposal:

RESOLVED, that the shareholders of Anchor Bancorp (“ANCB” or the “Company”), hereby recommends that the Board of Directors (the “Board”) consider engaging the services of a nationally-recognized investment banking firm to evaluate available strategic alternatives to maximize shareholder value, including, but not limited to a sale of the Company as a whole, merger, or other transaction for all or substantially all of the assets of the Company, in a manner that is consistent with applicable regulatory restrictions and requirements, including obtaining consent from the Washington State Department of Financial Institutions, as needed.

Supporting Statement:

This proposal provides shareholders with the opportunity to advise the Board of their significant concerns regarding the Company’s profitability and to express their desire to realize the full value of their investment in ANCB through a material transaction for the sale or merger of the Company, in whole or in part.

The Company’s credit quality has improved significantly over the past several quarters, and as a result, its provisions for loan losses have recently been minimal. However, even with these very modest levels of provisions, the Company has generated nearly zero net income. I do not believe that ANCB can earn its cost of capital in any reasonable timeframe as a stand-alone entity.

Accordingly, I believe the Board should explore strategic alternatives for ANCB.

I believe ANCB has valuable assets. However, high regulatory costs, high capital levels, public market costs and an extremely low interest rate environment place a prohibitive burden on the ability of the Company to earn its cost of capital. I believe the Board should achieve greater scale and efficiencies through a sale or merger of the Company which would benefit all shareholders.

I believe there are several local and regional combinations which could allow ANCB to maximize shareholder value, and at the same time, better serve its local communities.

While I am aware that as a bank holding company, ANCB is subject to certain regulatory restrictions and may require the consent of the Washington State Department of Financial Institutions or other regulators prior to engaging in the type of extraordinary transaction that I am proposing, I am confident that a value - maximizing transaction can be structured in a manner that is fully compliant with all regulatory or contractual restrictions applicable to ANCB.

While the adoption of this proposal will not legally bind the Board, I trust that given its fiduciary responsibilities, the Board will honor its shareholders’ request.

If you believe the Company should immediately explore available strategic alternatives to maximize the value of your shares, please vote FOR this proposal.

E*TRADE FINANCIAL	Platinum Client Group 1-800-503-9260	E*TRADE Securities LLC 4005 Windward Plaza Drive Alpharetta, GA 30005

May 14, 2013

Joel Lawson
2040 Grubbs Mill Rd
Berwyn, PA 19312

To whom it may concern:

I am writing to confirm that Joel Lawson has held at least 135,000 shares of Anchor Bancorp (ANCB) for at least 1 year in his E*TRADE account. If you have any additional questions, please reach out at (800)503-9260.

Sincerely,

Dennis Oh
Platinum Relationship Manager
Jersey City, New Jersey
E*TRADE Securities LLC
Phone (800-503-9260)
Fax (678-624-8224)